Exhibit 99.1

STEALTHGAS INC. ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM TO $25 MILLION

ATHENS, Greece, October 26, 2023. STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today a $10 million increase to its existing common stock repurchase program for a total aggregate amount of $25 million. Shares of common stock may be purchased, from time to time, in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time. As of the date hereof, the Company has repurchased an aggregate of approximately $19.1 million of common stock, including two million shares from an institutional investor for an aggregate purchase price of $10.2 million in a privately negotiated transaction.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 33 LPG carriers, including six Joint Venture vessels in the water, and two 40,000 cbm newbuilding Medium Gas Carriers to be delivered by the end of Q1 2024. These LPG vessels have a total capacity of 397,747 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and the Gaza strip, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Investor Relations Enquiries:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com